September 18, 2019

William P. Murnane
Chief Executive Officer
Lazydays Holdings, Inc.
6130 Lazy Days Blvd.
Seffner, Florida 33584

       Re: Lazydays Holdings, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed March 22, 2019
           File No. 001-38424

Dear Mr. Murnane:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Consumer
Products